SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                       INTERNATIONAL IMAGING SYSTEMS, INC.
             -------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    00178Q108
                 ----------------------------------------------
                                 (CUSIP Number)


                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                          Attention: Antti Uusiheimala
                                Tel: 212.849.8225
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 23, 2007
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                Page 1 of 7 pages

CUSIP No.: 00178Q108

NAME OF REPORTING PERSON

1.    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Adam Benowitz

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]
      (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

      AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF          7        SOLE VOTING POWER - 0
SHARES
BENEFICIALLY       8        SHARED VOTING POWER - 1,321,137
OWNED BY
EACH               9        SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH        10       SHARED DISPOSITIVE POWER - 1,321,137

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,321,137

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.99%

14    TYPE OF REPORTING PERSON

      IN

                                Page 2 of 7 pages

CUSIP No.: 00178Q108

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Vision Opportunity Master Fund, Ltd.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]
      (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

      WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands

NUMBER OF          7        SOLE VOTING POWER - 0
SHARES
BENEFICIALLY       8        SHARED VOTING POWER - 1,321,137
OWNED BY
EACH               9        SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH        10       SHARED DISPOSITIVE POWER - 1,321,137

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,321,137

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.99%

14    TYPE OF REPORTING PERSON

      CO

                                Page 3 of 7 pages

CUSIP No.: 00178Q108

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]
      (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

      AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF          7        SOLE VOTING POWER - 0
SHARES
BENEFICIALLY       8        SHARED VOTING POWER - 1,321,137
OWNED BY
EACH               9        SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH        10       SHARED DISPOSITIVE POWER - 1,321,137

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,321,137

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.99%

14    TYPE OF REPORTING PERSON

      IA

                                Page 4 of 7 pages

                                EXPLANATORY NOTE

      This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed with respect to the beneficial ownership of common stock, par value $0.001 per share (the "Common Stock"), of International Imaging Systems, Inc., a Delaware corporation (the "Company" or the "Issuer"). This Amendment No. 1 only supplements Item 4 and amends and restates in its entirety Item 5 of the
Schedule 13D originally filed by Vision Opportunity Master Fund, Ltd., a Cayman Islands limited company (the "Fund"), Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC), a Delaware limited liability company (the "Investment Manager"), and Adam Benowitz, a United States Citizen ("Mr. Benowitz", and together with the Fund and the Investment Manager, the "Reporting Persons") on October 25, 2007.

ITEM 4. Purpose of Transaction.

      Share Exchange. On October 23, 2007, the Issuer entered into a share exchange agreement (the "Exchange Agreement"), with Baorun China Group Limited ("Baorun China"), Redsky Group Limited ("Redsky"), Princeton Capital Group LLP ("PCG", and together with Redsky, the "Shareholders"), who together own shares constituting 100% of the issued and outstanding ordinary shares of Baorun China (the "Baorun Shares"). Pursuant to the terms of the Exchange Agreement, the Shareholders transferred to the Issuer all of the Baorun Shares in exchange for the issuance of 23,954,545 shares of Common Stock (the "Share Exchange"). As a result of the Share Exchange, Baorun China became a wholly-owned subsidiary of the Issuer, and the Shareholders acquired approximately 94.11% of the Issuer's issued and outstanding Common Stock.

      Financing. Concurrent with the Share Exchange, the Issuer completed a private equity financing (the "Financing") of $10,000,000 with the Fund pursuant to a securities purchase agreement dated as of October 23, 2007. Net proceeds from the Financing were approximately $9,575,000. The Issuer sold to the Fund, 1,000,000 shares of its Series A Convertible Preferred Stock, par value $0.001 (the "Preferred Shares") for a purchase price of $10.00 per share and issued:
(i) a Series A-1 Warrant to purchase 3,409,091 shares of Common Stock at an exercise price of $3.00, and (ii) a Series A-2 Warrant to purchase 2,272,728 shares of Common Stock at an exercise price of $4.40. Each of the warrants described in (i) and (ii) herein (collectively, "Warrants") has a term of 5 years. Each Preferred Share is convertible into a number of fully paid and nonassessable shares of Common Stock equal to the quotient of the liquidation preference amount per share ($10.00) divided by the conversion price, which initially is $2.20 per share, subject to certain adjustments, or approximately 4,545,455 shares of Common Stock initially if all of the Preferred Shares are converted.

      Notwithstanding the above, pursuant to the Amended and Restated Certificate of Designation of the Relative Rights and Preferences of the Series A Convertible Preferred Stock of the Issuer, a shareholder of Preferred Shares may not convert his/her Preferred Shares to the extent that, after giving effect to such conversion, such person would beneficially own in excess of 4.99% of the then outstanding shares of Common Stock. However, the holder is entitled to waive this restriction upon 61 days' notice to the Issuer. Similarly, pursuant to the terms of the Warrants, the Issuer shall not effect the exercise of any Warrants, and no person who is a holder of any Warrant shall have the right to exercise his/her Warrants, to the extent that after giving effect to such exercise, such person would beneficially own in excess of 4.99% of the then outstanding shares of Common Stock. However, the holder is entitled to waive this restriction upon 61 days' notice to the Issuer; provided further that this restriction is not applicable during the 61-day period prior to the expiration of the Warrants.

                                Page 5 of 7 pages

ITEM 5. Interest in Securities of the Issuer.

      (a) The Fund beneficially owns 1,321,137 shares of Common Stock, representing 4.99% of all of the issued and outstanding shares of Common Stock. The Investment Manager and Mr. Benowitz may each be deemed to beneficially own the shares of Common Stock held by the Fund. Each disclaims beneficial ownership of such shares. The amounts set forth in this response are based on the 25,454,545 shares of Common Stock outstanding as of October 29, 2007, as reported by the Issuer in its Form 8-K filed on such date.

      (b) The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 1,321,137 shares of Common Stock reported herein.

      (c) Except as provided in Item 4, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the last sixty (60) days.

      (d) Not applicable.

      (e) The Reporting Persons ceased to be the beneficial owner of more than 5% of the outstanding Common Stock on October 23, 2007.

                                Page 6 of 7 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2007

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.

                                       By: /s/ Adam Benowitz
                                           -------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager and as Portfolio Manager of
                                           the Fund

                                Page 7 of 7 pages